

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2019

Warren Hosseinion
Co-Chief Executive Officer
Apollo Medical Holdings, Inc.
1668 S. Garfield Avenue, 2nd Floor
Alhambra, California 91801

> **Re: Apollo Medical Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 27, 2019**
> **File No. 333-229895**

Dear Dr. Hosseinion:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities